AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 20, 2003

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

Registration Statement

Under

The Securities Act of 1933

ANHEUSER-BUSCH COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	43-1162835
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

One Busch Place

St. Louis, Missouri 63118

(Address of principal executive offices)

Registrant’s telephone number including area code:

(314) 577-2000

Copies to:

JoBeth G. Brown Vice President and Secretary Anheuser-Busch Companies, Inc. One Busch Place St. Louis, Missouri 63118 314-577-2000	David W. Braswell, Esq. Armstrong Teasdale LLP One Metropolitan Square, Suite 2600 St. Louis, Missouri 63102 314-621-5070 Fax 314-621-5065
(Name and address of agent for service)

Approximate date of commencement of proposed sale to the public:    From time to time after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ _________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ _________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of registration fee

Common Stock, par value $1.00 per share	1,432,561	$49.30	$70,625,257	$5,713.58

(1)	This registration statement shall cover any additional shares of the Registrant’s common stock which become issuable by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without the receipt of consideration that results in an increase in the number of shares of the Registrant’s outstanding common stock.
(2)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. Based on the average of the high and low sale prices reported on the New York Stock Exchange on October 15, 2003

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 20, 2003

PROSPECTUS

1,432,561 Shares

Common Stock

This Prospectus relates to the public offering, which will not be underwritten, of 1,432,561 of our shares of common stock held by the selling stockholders named on page 5.

The prices at which the selling stockholders may resell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

Our common stock is quoted on the New York Stock Exchange under the symbol “BUD”. On October 17, 2003, the last reported sale price of our common stock was $48.77 per share.

Our principal office is at One Busch Place, St. Louis, Missouri 63118, and our telephone number is (314) 577-2000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2003.

ABOUT THIS PROSPECTUS

You should rely only on the information included or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different from that contained in this Prospectus. This Prospectus is not an offer to sell or a solicitation of an offer to buy the securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this Prospectus as an indication that there has been no change in our affairs since the date of this Prospectus. You should also be aware that information in this Prospectus may change after this date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any of these documents at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s Internet website at http://www.sec.gov and our website at http://www.anheuser-busch.com. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.

The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

•	Our Annual Report on Form 10-K for the year ended December 31, 2002, as amended by Form 10-K/A filed July 28, 2003 and Form 10-K/A filed September 29, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

•	All of our filings pursuant to the Securities Exchange Act after the date of filing of the initial registration statement and prior to the termination of this offering; and

•	The description of our common stock, including the rights related to the shares as set forth in the Rights Agreement relating to such rights, contained in our Registration Statement filed under the Securities Exchange Act of 1934, file no. 1-7823, including any amendment or report filed for the purpose of updating such description.

You may receive a copy of any of these filings, at no cost, by writing or telephoning the Corporate Secretary, Anheuser-Busch Companies, Inc., One Busch Place, St. Louis, Missouri 63118, telephone 314-577-2000.

We have filed with the SEC a Registration Statement to register the securities under the Securities Act of 1933. This Prospectus omits certain information contained in the Registration Statement, as permitted by SEC rules. You may obtain copies of the Registration Statement, including exhibits, as noted in the first paragraph above.

INFORMATION ABOUT ANHEUSER-BUSCH

Anheuser-Busch Companies, Inc. (“Anheuser-Busch”) is a Delaware corporation that was organized in 1979 as the holding company parent of Anheuser-Busch, Incorporated (“ABI”), a Missouri corporation whose origins date back to 1875. In addition to ABI, which is the world’s largest brewer of beer, we are also the parent corporation to a number of subsidiaries that conduct various other business operations, including those related to the production and acquisition of brewing raw materials, the manufacture and recycling of aluminum beverage containers and the operation of theme parks.

These are our most important subsidiaries:

•	ABI produces and distributes beer in a variety of containers primarily under the brand names Budweiser, Bud Light, Bud Dry, Bud Ice, Bud Ice Light, Michelob, Michelob Light, Michelob ULTRA, Michelob Golden Draft, Michelob Golden Draft Light, Michelob Black & Tan Lager, Michelob Amber Bock, Michelob Honey Lager, Michelob Hefe-Weizen, Michelob Marzen, Busch, Busch Light, Busch Ice, Natural Light, Natural Ice, King Cobra, ZiegenBock Amber, Hurricane Malt Liquor, Hurricane Ice, Pacific Ridge Ale, “Doc’s” Hard Lemon, Tequiza, Bacardi Silver and American Red. ABI’s products also include three non-alcohol malt beverages, O’Doul’s, Busch NA and O’Doul’s Amber.

•	Anheuser-Busch International, Inc. brews and distributes ABI’s products in 29 European countries and sells under import-distribution agreements in more than 80 countries and U.S. territories. Through subsidiaries, it owns breweries in the United Kingdom and China. Our products are also brewed under license or contract brewing arrangements in Argentina, Canada, Ireland, Italy, Japan, Korea and Spain. We have equity investments or joint ventures with brewers in Argentina, Chile, China and Mexico.

•	Metal Container Corporation manufactures beverage cans at eight plants and beverage can lids at three plants for sale to ABI and to soft drink and export customers. Anheuser-Busch Recycling Corporation recycles aluminum cans at one plant. Precision Printing and Packaging, Inc. manufactures metalized and paper labels, and Eagle Packaging, Inc. manufactures crown and closure liner materials.

•	Busch Entertainment Corporation (“BEC”) owns, directly and through subsidiaries, nine theme parks. BEC operates Busch Gardens theme parks in Tampa, Florida and Williamsburg, Virginia and Sea World theme parks in Orlando, Florida, San Antonio, Texas and San Diego, California. BEC also operates water park attractions in Tampa, Florida (Adventure Island), Williamsburg, Virginia (Water Country, U.S.A.) and Langhorne, Pennsylvania (Sesame Place), as well as Discovery Cove, in Orlando, Florida, a reservations-only attraction offering interaction with marine animals.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth as of the date of this Prospectus, the names of the selling stockholders, the number of shares of common stock that each selling stockholder owns, the number of shares of common stock owned by each selling stockholder that may be offered for sale from time to time by this Prospectus, and the number of shares of common stock to be held by each selling stockholder assuming the sale of all of the common stock offered hereby.

The shares being offered by the selling stockholders were acquired in connection with the acquisition of the assets of FBC Industries by Anheuser-Busch Wholesaler Development Corporation III in October 2003.

	Beneficial Ownership Before Offering(1)		Number of Shares of Common Stock Being Offered	Beneficial Ownership After Offering(1)
Name of Selling Stockholder	Number of Shares	Percent of Class		Number of Shares	Percent of Class
Robert B. Lewis & Beverly J. Lewis, Trustees of the Lewis Trust est. by agreement dated 8/16/93	1,004,956	*	974,956	30,000	*
Jeffrey B. & Margery C. Lewis, Trustees of the Jeffrey and Margery Lewis Family Trust dated 10/4/89	152,535	*	152,535	—	*
Nancy J. Lewis, Trustee of the Nancy J. Lewis 1992 Trust, dated 9/2/92	152,535	*	152,535	—	*
James R. Lewis, Trustee of the James R. Lewis Living Trust, dated 1/16/94	152,535	*	152,535	—	*

*	Less than 1%.
(1)	The percentage is based on 814,761,797 shares of common stock outstanding on September 30, 2003.

CERTAIN RIGHTS RELATING TO OUR SHARES OF COMMON STOCK

Each outstanding share of our common stock has associated with it one-quarter of a preferred stock purchase right (a “Right”). The terms and conditions governing Rights are set forth in a Rights Agreement dated as of October 26, 1994. Rights become distributable apart from the shares of our common stock on the date they first become exercisable (the “Distribution Date”).

After the Rights become exercisable and until such time as the Rights expire or are redeemed, they will initially entitle the holder to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $1.00 per share, at a purchase price of $195 per one one-hundredth of a share, subject to adjustment. The Rights will become exercisable on the earlier to occur of (i) the close of business on the tenth business day following a public announcement that a person or group (an “Acquiring Person”) has acquired 20% or more of our then outstanding common stock or (ii) the close of business on the tenth business day following the commencement of a tender offer or exchange offer by a third party which, upon consummation, would result in such party’s control of 30% or more of our then outstanding common stock.

If, at any time after the Rights have become non-redeemable, Anheuser-Busch is the surviving corporation in a merger with an Acquiring Person and its common stock is not changed or exchanged, or any person or group becomes the beneficial owner of more than 30% of our then outstanding shares of common stock, or there is a reclassification or recapitalization or similar event (except as described in the next paragraph) which has the effect of increasing by more than 1% any Acquiring Person’s proportionate share of the outstanding shares of any class of our stock, each Right will entitle the holder, other than the Acquiring Person, to purchase that number of shares of our common stock which has a market value of twice the exercise price of the Right.

If, at any time after public announcement that an Acquiring Person exists (subject to certain exceptions), we are acquired in a merger or other business combination transaction or more than 50% of its assets or earning power is sold, each Right will entitle the holder, other than the Acquiring Person, to purchase that number of shares of common stock of the acquiring company which has a market value of twice the exercise price of the Right.

The Rights, which do not have voting rights, expire on October 31, 2004, and may be redeemed by Anheuser-Busch at a price of 1 cent per Right at any time prior to expiration or the tenth business day following the notice of the existence of an Acquiring Person.

The foregoing description is a brief summary of the Rights, the Rights Agreement governing them, and the Series B Junior Participating Stock, and is qualified in its entirety by reference to the Rights Agreement and (with respect to such Preferred Stock) a designation of rights and preferences.

PLAN OF DISTRIBUTION

The shares of common stock covered by this Prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this Prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer. We will not receive any proceeds from this offering. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell shares by one or more of, or a combination of, the following methods:

•	directly by the selling stockholders to one or more purchasers;

•	through broker-dealers;

•	in one or more transactions at fixed prices (which may be changed), at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices; or

•	in transactions on The New York Stock Exchange or in the over-the-counter market (which may involve crosses or block transactions).

In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this Prospectus.

The selling stockholders may also pledge or grant a security interest in shares, and, upon a default in the performance of the secured obligation, such pledgee or secured party may effect sales of the pledged shares pursuant to this Prospectus.

To comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers.

We will make copies of this Prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act of 1933, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act of 1933.

LEGAL OPINION

The validity of the common stock offered by this Prospectus will be passed upon for us by Thomas Larson, Associate General Counsel.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

CERTAIN FINANCIAL INFORMATION

The information below is provided to comply with certain requirements of the SEC applicable to this Prospectus. This information supplements and should be read in connection with the Management’s Discussion and Analysis of Operations and Financial Condition (“MD&A”) included in our Form 10-K for the fiscal year ended December 31, 2002.

Effects of Cessation of Goodwill Amortization

As described in MD&A, we ceased amortizing goodwill in the first quarter 2002, in accordance with FAS No. 142 “Goodwill and Other Intangible Assets.” Accordingly, our operating results for 2002 do not reflect goodwill amortization, but the operating results for 2001 and 2000 do reflect goodwill amortization. In order to provide the clearest understanding of our operations, discussions of operating results for 2002 vs. 2001 in MD&A were based on 2001 results reported on a comparable basis, excluding the impact of goodwill amortization. The table below summarizes 2001 operating results on both a reported basis (including goodwill amortization) and a comparable basis (excluding goodwill amortization) and compares results for 2002 and 2001 on both a reported basis and a comparable basis. Income before income taxes of the entertainment segment also excludes a $17.8 million gain resulting from the sale of the SeaWorld theme park in Cleveland, Ohio.

			% Change 2002 vs. 2001 Favorable/(Unfavorable)
	2001 Reported Basis	2001 Comparable Basis	Reported Basis	Comparable Basis
	(in millions except for per share data)
Cost of Sales	$(7,950.4)	$(7,938.9)	(2.3)%	(2.4)%
Gross Profit	$4,961.1	$4,972.6	9.6%	9.3%
Gross Profit Margin	38.4%	38.5%	1.7 pts.	1.6 pts.
Marketing, Distribution & Administrative Expenses	$(2,255.9)	$(2,254.2)	(8.8)%	(8.9)%
Operating Income	$2,723.0	$2,736.2	9.4%	8.9%
Operating Profit Margin	21.1%	21.2%	0.9 pts.	0.8 pts.
Operating Profit Margin Excluding Gain on Sale of SeaWorld Cleveland	—	21.1%	—	0.9 pts.
Income Before Income Taxes	$2,377.6	$2,393.5	10.3%	9.6%
Domestic Beer Segment Income Before Income Taxes	$2,667.1	$2,671.7	9.5%	9.3%
International Beer Segment Income Before Income Taxes	$54.4	$55.6	39.9%	36.9%
Packaging Segment Income Before Income Taxes	$107.5	$108.3	43.3%	42.2%
Entertainment Segment Income Before Income Taxes	$147.4	$141.6	3.8%	8.0%
Equity Income	$254.4	$274.3	38.3%	28.2%
Net Income	$1,704.5	$1,740.3	13.4%	11.1%
Effective Tax Rate	39.0%	38.7%	(0.7 pts. )	(1.0 pts. )
Basic Earnings Per Share	$1.91	$1.95	16.8%	14.4%
Diluted Earnings Per Share	$1.89	$1.93	16.4%	14.0%

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, if any, all of which will be paid by the registrant:

SEC Registration Fee	$5,714
Printing	$5,000	*
Legal Fees	$5,000	*
Accounting Fees	$2,000	*
Miscellaneous Fees and Expenses	$2,286	*

Total	$20,000	*

* Estimated

Item 15.	Indemnification of Directors and Officers.

The Delaware General Corporation Law permits the indemnification by a Delaware corporation of its directors, officers, employees and other agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than derivative actions which are by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such an action and requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

The Registrant’s Restated Certificate of Incorporation provides that each person who was or is made a party to, or is involved in, any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the request of the Registrant as a director, officer, employee or agent for another entity) while serving in such capacity will be indemnified and held harmless by the Registrant to the full extent authorized or permitted by Delaware law. The Restated Certificate also provides that the Registrant may purchase and maintain insurance and may also create a trust fund, grant a security interest and/or use other means (including establishing letters of credit, surety bonds and other similar arrangements) and may enter into contracts providing for indemnification, to ensure full payment of indemnifiable amounts.

The Registrant has entered into indemnification agreements with its directors and executive officers.

Item 16.	Exhibits.

Exhibit Number	Description of Exhibit
5	Opinion of Registrant’s Associate General Counsel.

23.1	Consent of Registrant’s Associate General Counsel (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP.

24	Powers of Attorney executed by certain of the officers and directors of the Registrant.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on October 17, 2003.

ANHEUSER-BUSCH COMPANIES, INC.

By:	/s/ JOBETH G. BROWN

(JoBeth G. Brown, Vice President and Secretary)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
PATRICK T. STOKES*	President and Chief Executive Officer and Director (Principal Executive Officer)	October 17, 2003

(Patrick T. Stokes)

W. RANDOLPH BAKER*	Vice President and Chief Financial Officer (Principal Financial Officer)	October 17, 2003

(W. Randolph Baker)

JOHN F. KELLY*	Vice President and Controller (Principal Accounting Officer)	October 17, 2003

(John F. Kelly)

AUGUST A. BUSCH III*	Chairman of the Board and Director	October 17, 2003

(August A. Busch III)

CARLOS FERNANDEZ G.*	Director	October 17, 2003

(Carlos Fernandez G.)

JAMES J. FORESE*	Director	October 17, 2003

(James J. Forese)

JOHN E. JACOB*	Director	October 17, 2003

(John E. Jacob)

JAMES R. JONES*	Director	October 17, 2003

(James R. Jones)

CHARLES F. KNIGHT*	Director	October 17, 2003

(Charles F. Knight)

VERNON R. LOUCKS, JR.*	Director	October 17, 2003

(Vernon R. Loucks, Jr.)

VILMA S. MARTINEZ*	Director	October 17, 2003

(Vilma S. Martinez)

WILLIAM PORTER PAYNE*	Director	October 17, 2003

(William Porter Payne)

JOYCE M. ROCHÉ*	Director	October 17, 2003

(Joyce M. Roché)

HENRY HUGH SHELTON*	Director	October 17, 2003

(Henry Hugh Shelton)

ANDREW C. TAYLOR*	Director	October 17, 2003

(Andrew C. Taylor)

DOUGLAS A. WARNER III*	Director	October 17, 2003

(Douglas A. Warner III)

EDWARD E. WHITACRE, JR.*	Director	October 17, 2003

(Edward E. Whitacre, Jr.)

* By:	/s/ JOBETH G. BROWN

JoBeth G. Brown Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
5	Opinion of Registrant’s Associate General Counsel.

23.1	Consent of Registrant’s Associate General Counsel (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP.

24	Powers of Attorney executed by certain of the officers and directors of the Registrant.